UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70078

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

(MM/DD/YY) — (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Milliman Investment Management Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 S Wacker Drive, 31st Floor

(No. and Street)

Chicago	**IL**	**60606**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	**973-727-7379**	Robert.Campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams

(Name – if individual, state last, first, and middle name)

999 Third Avenue	**Seattle**	**WA**	**98104**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**659**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wes P. Mathews, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Milliman Investment Management Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
JENNIE KWAN
Notary Public, State of Illinois
Commission No. 520641
My Commission Expires
December 15, 2028

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Milliman Investment Management Services LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
(Confidential Per Rule 17a-5(e)(3))
December 31, 2024

Milliman Investment Management Services LLC

CONTENTS

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Milliman Investment Management Services LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Milliman Investment Management Services LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I, Schedule II, and Schedule III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I, II, and III is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I, II, and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the information in Schedules I, II, and III, we evaluated whether the information in Schedules I, II, and III, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moss Adams LLP

Seattle, Washington
February 25, 2025

We have served as the Company's auditor since 2018.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 144,985
Deposit at clearing broker	10,640
Prepaid expenses	22,572
Other assets	10,100
Total Assets	$ 188,297

LIABILITIES AND MEMBER'S EQUITY

Due to affiliate	$931
Total Liabilities	931
Member's equity	187,366
Total Liabilities and Member's Equity	$ 188,297

The accompanying notes are an integral part of these financial statements.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2024

Revenues:

Interest income		$309
Total revenue		309

Expenses:

Professional and consulting fees	186,868	
Regulatory fees	26,204	
General and administrative expense	2,955	
Total expenses:		216,027

Net loss | | ($215,718)

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

MILLIMAN INVETMENT MANAGEMENT SERVICES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

Balance - December 31, 2023	$252,875
Net loss	(215,718)
Capital contribution	150,209
Balance - December 31, 2024	$187,366

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	($215,718)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in clearing deposit	(310)
Increase in other assets	(3,563)
Increase in prepaid expense	(232)
Decrease in accrued expenses	(2,871)
Decrease in due to affiliate	8,779
Net cash used in operating activities	(213,915)
Net decrease in cash	(213,915)
Cash - December 31, 2023	358,900
Cash - December 31, 2024	$144,985

Non-cash disclosure of financing activities
During the year the Company's parent company forgave a payable of $150,209 which has been reflected as a capital contribution.

The accompanying notes are an integral part of these financial statements.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Milliman Investment Management Services LLC (The "Company"), was organized on March 23, 2017 in the state of Delaware as a limited liability company. The Company was approved as a broker-dealer on July 3, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company is in a startup phase and has yet to begin business operations. Therefore, the Company has no revenue through December 31, 2024 except interest income on cash deposits.

ASC 606, Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction processes where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Brokerage Commissions

The Company has not yet begun revenue activity, but when it begins revenue activity, the Company will buy and sell securities on behalf of institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses will be recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation will be satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2024, the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $154,694, which exceeded required net capital by $149,694 and a total aggregate indebtedness of $931. The Company's aggregate indebtedness to net capital ratio was .006 to 1 at December 31, 2024.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company maintains a clearing agreement with Wedbush Securities. The Company has not yet begun business operations. The firm anticipates it will clear institutional DVP/RVP business though Wedbush on a fully disclosed basis. The Company maintains a securities deposit with Wedbush Securities in the amount of $10,640.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Milliman Inc, the parent company. The agreement provides that Milliman Inc will provide administrative services and facilities at the Company's office space located in 71 S. Wacker Drive Chicago. The agreement does not require the Company to remit payment for the services outlined in the agreement. Milliman Inc., will maintain a schedule of these expenses which are not included in reports files by the Company to FINRA and the SEC under this agreement. During the year ended December 31, 2024, the parent company forgave an intercompany payable with the Company totaling $150,209. The forgiveness of this related party debt is credited to Member's Equity.

Separately, the startup phase of the Company's operations Company affiliates, Milliman Financial Risk Management LLC. and Milliman Inc., have paid some of the Company's regulatory and other operational expenses. This has resulted in an intercompany payable of $931 as of December 31, 2024.

NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2024, all the Company's cash is held at one financial institution.

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

NOTE 8 – INCOME TAXES

The Company is a Delaware LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2022.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2024, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.

Note 10: SEGMENT REPORTING

Given that the Company has not yet started operations, management evaluates all of the Company's activities as a single reporting segment. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income and cash flows from operations to assess the performance of the Company. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. Additionally, the CODM uses excess net capital (Note 3), which is not a measure of profit or loss, to make operational decisions while maintaining capital adequacy with regulatory agencies. The accounting policies used to measure the profit and loss of the Company are the same as those described in the summary of significant accounting policies. The financial information for the Company's single operating segment is the same as the financial information presented in the statements of financial condition, operations, changes in member's equity, and cash flows.

NOTE - 11 SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through the date these financial statements were issued. Based upon this evaluation, it was determined that no subsequent events occurred that require recognition or disclosure in the financial statements

CONFIDENTIAL

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2024

Net Capital

Total member's equity		$ 187,366

Deductions and Charges

Non-allowable assets:

Prepaid expenses	22,572	
Other assets	10,100	
Total Deductions and Charges		32,672
Net Capital		$ 154,694

Aggregate Indebtedness (A.I.)

Accounts payable and accrued expenses	931	
Total Aggregate Indebtedness		$ 931

Computation of Basic Net Capital Requirement

(a) Minimum net capital required (6 2/3% of total A.I.)		$ 62
(b) Minimum net capital required of broker dealer		$ 5,000
Net Capital Requirement (Greater of (a) or (b))		$ 5,000
Excess Net Capital		$ 149,694
Ratio of A.I. to Net Capital		.006 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computations included in the Company's corresponding unaudited Form X - 17A - 5 Part A that was filed on January 27, 2025.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

CONFIDENTIAL

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS UNDER
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)
DECEMBER 31, 2024

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See report of independent registered public accounting firm.

CONFIDENTIAL

SCHEDULE III

MILLIMAN INVESTMENT MANAGEMENT LLC
INFORMATION RELATING TO POSSESION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (EXEMPTION)
DECEMBER 31, 2024

The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of that rule. Therefore, the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 and the Information Relating to the Possession or Control Requirements under Rule 15c3-3 have not been provided.

See report of independent registered public accounting firm.

 MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member of
Milliman Investment Management Services LLC

We have reviewed management's statements, included in the accompanying Milliman Investment Management Services LLC Exemption Report in which:

1) Milliman Investment Management Services LLC claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Milliman Investment Management Services LLC states Milliman Investment Management Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

Milliman Investment Management Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Milliman Investment Management Services LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Seattle, Washington
February 25, 2025

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC
Exemption Report
SEC Rule 17a-5 (d) (4)

February 21, 2025

Milliman Investment Management Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k) (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Milliman Investment Management Services LLC

I, Wes P. Mathews, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Wes P. Mathews, President